                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000


                          COMMISSION FILE NUMBER



                             THE SEAGRAM 401(k) PLAN
                                 375 Park Avenue
                            New York, New York 10152
              (Full title of the plan and the address of the plan)


                            Vivendi Universal, S.A.
                            42, avenue de Friedland
                          75380 Paris Cedex 08, France
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              REQUIRED INFORMATION

1.   Not Applicable.

2.   Not Applicable.

3.   Not Applicable.

4 The Seagram 401(k) Plan (the "Seagram Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Attached hereto are the financial statements of the Seagram Plan for the fiscal year ended December 31, 2000 prepared in accordance with the financial reporting requirements of ERISA.

                                    EXHIBITS

1. Financial statements of the Spencer Plan for the fiscal year ended December 31, 2000 prepared in accordance with the financial reporting requirements of ERISA.

2.   Consent of Gutierrez & Co., independent accountants.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                               THE SEAGRAM 401(k) PLAN


                               By  /s/ Andrew Loyst
                                   ----------------------------------
                                   Andrew Loyst
                                   Director - Global Benefits
                                   Vivendi Universal, S.A.

Date:  June 29, 2001

                             THE SEAGRAM 401(k) PLAN

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999

                            THE SEAGRAM 401(k) PLAN

                          INDEX TO FINANCIAL STATEMENTS


                                                                            Page
                                                                            ----
Independent Auditors' Report                                                   1

Statement of Net Assets Available for Benefits                                 2

Statement of Changes in Net Assets Available for Benefits                      3

Notes to Financial Statements                                               4-12

                          INDEPENDENT AUDITORS' REPORT


To the Administrative Committee of
The Seagram 401(k) Plan

         We have audited the accompanying statements of net assets available for benefits of The Seagram 401(k) Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Gutierrez & Co.


Flushing, New York
June 15, 2001

                            THE SEAGRAM 401(k) PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                        December 31,
                                                                ----------------------------
                                                                    2000            1999
                                                                ------------    ------------
Net assets held in trust by Bank of New York ( Note 11 )        $185,560,263    $193,136,742
                                                                ------------    ------------

NET ASSETS AVAILABLE FOR BENEFITS                               $185,560,263    $193,136,742
                                                                ============    ============

    The accompanying notes are an integral part of the financial statements.

                            THE SEAGRAM 401(k) PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                           Year Ended December 31,
                                                                        -----------------------------
                                                                            2000             1999
                                                                        ------------     ------------
CONTRIBUTIONS

    Participating Employees                                             $ 11,712,204     $ 10,888,836
    Participating Companies                                                3,975,208        3,699,710
                                                                        ------------     ------------
                                                                          15,687,412       14,588,546
                                                                        ------------     ------------

INVESTMENT INCOME ON ASSETS HELD BY BANK OF NEW YORK

    Net appreciation in fair value of investments                         (8,768,076)      18,678,667
    Dividends and interest                                                 4,778,263        2,919,629

PARTICIPANT WITHDRAWALS                                                  (17,388,245)     (14,461,547)
                                                                        ------------     ------------

INCREASE (DECREASE) IN PLAN EQUITY                                        (5,690,646)      21,725,295

TRANSFER OF PARTICIPANT BALANCES TO THE SEAGRAM 401(k) PLAN-
    UNIVERSAL EMPLOYEES                                                   (1,885,833)

PLAN EQUITY AT BEGINNING OF YEAR                                         193,136,742      171,411,447
                                                                        ------------     ------------
PLAN EQUITY AT END OF YEAR                                              $185,560,263     $193,136,742
                                                                        ============     ============

    The accompanying notes are an integral part of the financial statements.

                             THE SEAGRAM 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The accounting policies followed in the preparation of the financial statements of The Seagram 401(k) Plan (the "Plan") conform with generally accepted accounting principles. The more significant accounting policies are:

         Basis of Accounting

         The accompanying financial statements of the Plan are maintained on the accrual basis of accounting.

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

         Investment Valuation

         Effective January 1, 1997, the assets are held in trust by Bank of New York (Trustee) in the Joseph E. Seagram & Sons, Inc. Master Trust Agreement (Master Trust), which also includes assets of the 401(k) plans of the Company's affiliates, Universal Studios, Inc., UMG Manufacturing and Logistics, Inc. and Spencer Gifts, Inc., and effective July 1, 1999, the assets of The PolyGram Holding, Inc. Deferred Savings and Investment Plan for Employees were added to the Master Trust. The related investment income and appreciation in fair value represents allocations to the Plan based upon the ratio of the Plan's assets to total Master Trust Assets.

         On December 8, 2000, The Seagram Company Ltd. (parent of Joseph E. Seagram & Sons, Inc.), Vivendi and Canal Plus S.A. completed a series of transactions pursuant to which the three companies combined into Vivendi Universal. Upon the completion of the merger transactions, shareholders of The Seagram Company Ltd. (other than those exercising dissenters' rights), including the Trustee on behalf of the Plan, received, for each common share of The Seagram Company Ltd. held, 0.80 Vivendi Universal ADSs or a combination of 0.80 non-voting exchangeable shares of Vivendi Universal's Canadian subsidiary, Vivendi Universal Exchangeco, and an equal number of voting rights in Vivendi Universal.

         Investment securities are recorded and valued as follows:

         United States government obligations at fair value based on the current market yields; temporary investments in short-term investment funds at cost which in the normal course approximates market value; securities representing units of other funds at net asset value; the Vivendi Universal ADSs and The Coca-Cola Company common stock at the closing price reported on the composite tape of the New York Stock Exchange on the valuation date.

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

                             THE SEAGRAM 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS


         Security Transactions

         Security transactions are accounted for on a trade date basis with the average cost basis used for determining the cost of investments sold. Interest income is recorded on an accrual basis. Income on securities purchased under agreements to resell is accounted for at the repurchase rate. Changes in discount on coupons detached from United States Treasury Bonds are reflected as unrealized appreciation.

2.       DESCRIPTION OF THE PLAN

         The Plan is a defined contribution plan established as of August 1, 1985 by Joseph E. Seagram & Sons, Inc. (the "Company") and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

         The Plan covers employees of the Company and certain of its United States subsidiaries (collectively, the "Participating Companies") whose annual base salary or regular wages, (excluding overtime, bonuses, commissions or other special or contingent payments) exceeds $15,793 as of December 31, 1998 (increased on the last day of each year by 4%) and who are either (i) salaried employees, or (ii) hourly employees not employed in a classification designated by the Participating Companies from time to time, excluding various categories of employees specified in the Plan including, but not limited to, persons represented by a collective bargaining agent, persons employed on a special basis, and persons employed by an operating unit of the Participating Companies to which the Plan has not been extended.

         The Plan provides benefits to participants based upon amounts voluntarily contributed to a participant's account by the participant and, amounts contributed under certain circumstances, by the Participating Companies (see Note 4). Under the Plan, a participant is not provided with any fixed benefit. The ultimate benefit to be received by the participant depends on the amounts contributed, the investment results and other adjustments, and the participant's vested interest at termination of employment (see Note 5).

         With respect to each participant, contributions are allocated among four accounts specified in the Plan: pre-tax account, company match account, after-tax account and rollover account (the "Accounts"). Such contributions are invested as designated by the participants in one or more of the investment funds referred to in Note 3, and are accumulated and invested in the Master Trust. Plan assets are solely available for the benefit of and used to satisfy the liabilities incurred on behalf of employees covered by the Plan. The Plan is administered by the Company through an Administrative Committee appointed by the Board of Directors of the Company.

2.       DESCRIPTION OF THE PLAN (Continued)

                             THE SEAGRAM 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS


         Effective November 1, 1987, the Thrift Plan for the Employees of the Wine Spectrum Companies (the "Wine Spectrum Plan") was merged with the Plan. The eligible employees of the Wine Spectrum Plan became members of the Plan. As a result of the merger, the Plan retains the Coca-Cola Company Stock held by the Wine Spectrum Plan; however, no election may be made to transfer any funds into the Coca-Cola Company Stock Fund.

3.       INVESTMENT PROGRAM

         During the years ended December 31, 2000 and 1999, the Plan was comprised of ten and nine investment funds, respectively: (i) the Money Market Fund investing primarily in the State Street Yield Enhanced STIF Fund managed by State Street Bank and Trust Company; (ii) the Stable Income Fund investing in the La Salle Income Plus Fund managed by LaSalle National Trust, N.A.; (iii) the Bond Fund investing in PIMCO Total Return Fund; (iv) the S&P 500 Index Fund investing in the Vanguard Employee Benefit Index Fund (which replaced the S&P 500 Flagship Fund, Series C on April 1, 2000), managed by Vanguard; (v) the Managed Equity Fund investing in Vanguard Value Index Fund ( which replaced the Lazard Equity Portfolio on April 1, 2000) managed by Vanguard; (vi) the Growth Equity Fund investing in Brandywine Fund, Inc. managed by Friess Associates (up to February 1, 1999); on
         December 1, 1999 the Growth Fund was reestablished investing in Vanguard Institutional Index Fund managed by Vanguard; (vii) the Seagram Stock Fund investing primarily in The Seagram Company Ltd. common shares prior to December 8, 2000 and primarily in Vivendi Universal ADSs beginning December 8, 2000; (viii) the Dreyfus Small Company Value Fund investing in the Dreyfus Small Company Value Fund managed by Dreyfus and (ix) the MSDW International Fund investing in MSDW International Equity Fund managed by Morgan Stanley. On March 1, 2000, the Global Technology Fund investing in the RCM Global Technology Fund managed by Dresdner was added to the investment funds. The investments are administered by the Investment Committee appointed by the Board of Directors of the Company.

         On December 8, 2000, The Seagram Company Ltd. (parent of Joseph E. Seagram & Sons, Inc.), Vivendi and Canal Plus S.A. completed a series of transactions pursuant to which the three companies combined into Vivendi Universal. Upon the completion of the merger transactions, shareholders of The Seagram Company Ltd. (other than those exercising dissenters' rights), including the Trustee on behalf of the Plan, received, for each common share of The Seagram Company Ltd. held, 0.80 Vivendi Universal ADSs or a combination of 0.80 non-voting exchangeable shares of Vivendi Universal's Canadian subsidiary, Vivendi Universal Exchangeco, and an equal number of voting rights in Vivendi Universal.

4.       CONTRIBUTIONS

         Non-highly compensated employees, as defined by the Plan, may elect to contribute to their pre-tax accounts on a pre-tax basis ("Pre-Tax Contributions) and/or to their after-tax accounts on an after-tax basis ("After-Tax Contributions") through payroll deductions of 1% to 17% (in the aggregate) of their annual compensation (as defined in the Plan), in multiples of 1%, in any combination.

                             THE SEAGRAM 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS


4.       CONTRIBUTIONS (Continued)

         Highly-compensated employees, as defined by the Plan, may elect to contribute from 1% to 10% of their annual compensation on a pre-tax basis and from 1% to 17% of their annual compensation on an after-tax basis; provided, the aggregate percentage of the contributions does not exceed 17% of their annual compensation. Pre-tax Contributions and After-Tax Contributions are subject to limitations imposed by federal laws for qualified retirement plans.

         The Plan provides for mandatory matching contributions by the Participating Companies payable to the participants' company match accounts. The Participating Companies, except as herein noted, contribute on behalf of the participants 25% of the participants' Pre-Tax Contributions not exceeding 6% of their Pre-Tax Contributions. Effective January 1, 1999, the Participating Companies matching contribution was increased to 60% of the first 6% of the participants' Pre-Tax and After-Tax Contributions. The Participating Companies matching contributions are subject to limitations imposed by federal laws for qualified retirement plans.

         The Plan will accept into participants' rollover accounts cash received by participants from a qualified plan within the time prescribed by applicable law ("Rollover Contributions").

         The Participating Companies may make discretionary contributions, in an amount to be determined by the Participating Companies. The Participating Companies have not made discretionary contributions since the inception of the Plan.

5.       VESTING

         A participant in the Plan always has a fully vested interest in the value of his or her contributions and rollover accounts. He or she has a non-forfeitable right to the value of his or her company match account upon the attainment of age 60, disability (as defined in the Plan ) or death. Upon termination of employment for any other reason, a participant vests in the funds held in his or her company match account in accordance with the following vesting schedule:

                       Years of Service            Vested Percentage
                       ----------------            -----------------
                         Less than 1                       0%
                  At least 1, but less than 2             20%
                  At least 2, but less than 3             40%
                  At least 3, but less than 4             60%
                  At least 4, but less than 5             80%
                          5 or more                      100%

         Upon termination of employment for reasons other than the attainment of age 60, disability or death of a participant who was not fully vested in the funds held in his or her company match account, the nonvested funds of the participant's company match account shall be forfeited. Any amount forfeited shall be applied to reduce the Participating Companies' contributions in accordance with

                             THE SEAGRAM 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS


5.       VESTING (Continued)

         the terms of the Plan. Any amount forfeited shall be restored if the participant is re-employed by a Participating Company before incurring a five year break in service and if the participant repays to the Plan (within five years after his or her reemployment commencement date) an amount in cash equal to the full amount distributed to him or her from the Plan on account of termination of employment, excluding amounts from the after-tax and rollover accounts at the participant's election. The Participating Companies used $ 94,051 in forfeitures to offset their contributions during the year ended December 31, 2000.

6.       DISTRIBUTIONS

         Upon termination of employment, after the attainment of age 60 or for reason of disability or death, the participant or his or her beneficiary shall receive the value of his or her Accounts. However, if the termination of employment is for reasons other than the attainment of age 60, disability or death, the participant shall receive only the value of the vested funds in his or her Accounts (See Note 5).

         In accordance with the procedures established by the Administrative Committee and the terms of the Plan, certain terminated employees may elect to defer final distribution from the Plan. Upon such election, the amount in such participants' vested interest in the Plan is entitled to continue to receive investment income and is held by the Trustee until the date of distribution as elected by the Participants.

         Prior to termination of employment, the participant may withdraw amounts from the participant's Accounts in accordance with the provisions of the Plan.

7.       LOANS TO PARTICIPANTS

         A participant may apply for loans up to the lesser of $50,000 or 50% of the value of the vested portion of the participant's Accounts. The minimum loan amount is $1,000. The maximum repayment terms are 5 years for general purpose loans and 25 years for principal residence loans, except that principal residence loans requested after December 31, 1999 will have a maximum repayment term of fifteen years. Applications for loans must be approved by the Administrative Committee. The amounts borrowed are transferred from the investment funds in which the participant's Accounts are currently invested. Repayments and interest thereon are credited to the participant's current investment funds through payroll deductions made each pay period. The interest rate for loans is based on the prime rate on the first business day of the month in which the loan is made plus one percentage point.

8.       TAX STATUS OF PLAN

                             THE SEAGRAM 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS


         The Internal Revenue Service has ruled by a letter dated April 20, 2000 that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. So long as the Plan continues to be so qualified, it is not subject to Federal income taxes.

         Participants are not currently subject to income tax on the Participating Companies' contributions to the Plan or on income earned by the Plan. Benefits distributed to participants or to their beneficiaries may be taxable to them. The tax treatment of the value of such benefits depends on the event giving rise to the distribution and the method of distribution selected.

9.       RELATED PARTY TRANSACTIONS

         Some of the Plan expenses including trustee, custodial, and certain recordkeeping fees, are paid by the Company, and personnel and facilities of the Company are used by the Plan at no charge.

10.      TERMINATION OF THE PLAN

         The Board of Directors of the Company may terminate the Plan at any time. In the case of termination, the rights of participants to their accounts shall be vested as of the date of termination.

11.      ASSETS HELD IN TRUST

         The assets of the Plan are invested in the Master Trust held by the Trustee where the assets of other related employee benefit plans of affiliates are invested on a commingled basis.

         The Master Trust net assets consist of the following classification of assets and liabilities as of December 31, 2000 and 1999.

                                                                             2000                1999
                                                                        --------------      --------------
         Assets
         Investments held in trust at fair valued determined by
         quoted market prices:
         Money Market Fund
            State Street Yield Enhanced STIF Fund                       $   50,734,702      $    57,250,843
         Stable Income Fund
            The LaSalle Income Plus Fund                                    55,772,944           54,177,363
         Bond Fund
           PIMCO Total Return Fund, Class A Shares                          98,703,855          108,694,075
         S&P 500 Index Fund
           State Street S&P 500 Flagship Fund  Series C                                         257,741,161
           Vanguard Employee Benefit Fund                                 205,414,392
         Managed Equity Fund
           Lazard Equity Portfolio Fund                                                          69,428,179

                             THE SEAGRAM 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS


           Vanguard Value Index Fund                                       51,700,709
         Growth Equity Fund
            Vanguard Institutional Index Fund                              24,538,463            10,005,713
            Cash                                                                                    195,458
         The Seagram Stock Fund
            The Seagram Company Ltd. Common Stock                                                31,925,545
           Vivendi Universal ADSs                                          48,004,886
            Collective Short Term Investment Fund                           1,325,251               847,036
         The Coca-Cola Company Stock Fund
            The Coca-Cola Company Common Stock                              2,453,770             3,214,351
            Collective Short Term Investment Fund                              67,777                77,420
         Dreyfus Small Company Value Fund
            Dreyfus Small Company Value Fund                               24,883,209            15,733,411
         MSDW  International Equity Fund
            MSDW  International Equity Fund                                22,109,100            13,493,724
         Dreyfus GIC Fund
             GICs and GACS                                                                       13,110,054
           Collective Short Term Investment Fund                                                    198,267
         Dresdner Global Technology Fund
               Dresdner RCM Global Technology Fund                         20,418,043
         Loans to Participants                                              9,280,310             9,614,355
                                                                         ------------          ------------
                  Total Investments                                       615,407,411           645,706,955
                                                                         ------------          ------------

         Receivables

         Accrued interest and dividends                                     6,347,086             5,226,406
         Contributions receivable                                              88,182                 2,068
         Proceeds from securities sold                                        371,263             1,925,793
                                                                         ------------          ------------
                  Total Receivables                                         6,806,531             7,154,267
                                                                         ------------          ------------
         Total assets                                                     622,213,942           652,861,222
                                                                         ============          ============
         Liabilities

         Accounts payable for securities purchased                          6,337,958             6,551,837
         Administrative expenses                                               26,171                13,989
         Other payables                                                                              49,311
         Benefit payments                                                                             1,944
                                                                         ------------          ------------
         Total liabilities                                                  6,364,129             6,617,081
                                                                         ------------          ------------

         Net Assets                                                      $615,849,813          $646,244,141
                                                                         ============          ============

                             THE SEAGRAM 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS


11.      ASSETS HELD IN TRUST ( Continued )


         As of December 31, 2000 and 1999, the equitable share of The Seagram 401(k) Plan in the Master Trust is 30.13% and 29.88% respectively.

         As of December 31, 2000 and 1999, the net assets of the Master Trust available to the Plan for benefits in the individual investment funds were as follows:

                                                                2000             1999
                                                             ------------    ------------
         Money Market Fund                                   $ 18,171,098    $ 17,633,980
         Stable Income Fund                                    10,675,164      10,836,176
         Bond Fund                                             13,355,029      14,732,769
         S & P 500 Index Fund                                  63,734,515      85,465,655
         Managed Equity Fund                                   15,125,385      18,322,924
         Growth Equity Fund                                    10,215,818       4,684,095
         Seagram Stock Fund                                                    20,354,482
         Vivendi Universal ADS Stock Fund                      18,563,165
         The Coca-Cola Company Stock Fund                       2,522,007       3,292,191
         Dreyfus Small Company Value Fund                      10,277,825       7,591,157
         MSDW International Equity Fund                         9,287,988       6,340,993
         GIC Fund                                                                     332
         Dresdner RCM Global Technology Fund                   10,205,844
         Loan accounts                                          3,426,425       3,881,988
                                                             ------------    ------------
         Total                                               $185,560,263    $193,136,742
                                                             ============    ============

                             THE SEAGRAM 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS


12.      INVESTMENT INCOME FROM MASTER TRUST

         The appreciation in fair value and other income is as follows:
         Investments held in trust at fair value determined by quoted market prices:

                                                                     December 31,
                                                                2000              1999
                                                           --------------    --------------
         Bond Fund                                         $   587,761       $    (21,757)
         S & P Index Fund                                   (6,950,763)        14,859,151
         Managed Equity Fund                                   292,669            675,118
         Growth Equity Fund                                 (2,857,096)         1,099,045
         Seagram Stock Fund                                                     1,446,398
         Vivendi Universal ADS Stock Fund                    3,686,696
         Dreyfus Small Company Value Fund                     (325,099)           565,259
         MSDW  International Equity Fund                       489,677            538,818
         Dresdner RCM Global Technology Fund                (3,807,075)
         The Coca-Cola Company Stock Fund                      115,154           (483,365)
                                                           --------------    --------------
         Investment gains (net of investment losses)        (8,768,076)        18,678,667
                                                           --------------    --------------
         Interest and dividends                              4,778,263          2,919,629
                                                           --------------    --------------
         Investment Income (Loss)                          $(3,939,813)      $21,598,296
                                                           ==============    ==============

                       CONSENT OF INDEPENDENT ACCOUNTANTS



The Seagram Company Ltd.

The Seagram 401(k) Plan


         We hereby consent to the incorporation by reference of our report dated June 15, 2001 which appears in your Annual Report on Form 11-K of The Seagram 401(k) Plan for the fiscal year ended December 31, 2000.

Gutierrez & Co.


Flushing, New York
June 29, 2001